UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 3)

IDT CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

448947101

448947309

(CUSIP Numbers)

Howard S. Jonas

c/o IDT Corporation

520 Broad Street

Newark, New Jersey 07102

Tel.: (973) 438-1000

with a copy to:

McDermott, Will & Emery

50 Rockefeller Plaza

New York, New York 10020

Attn: Mark Selinger, Esq.

Tel: (212) 547-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

(continued on following pages)

(page 1 of 22 pages)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended

(“Act”), or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 448947101

CUSIP No. 448947309

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) Howard S. Jonas

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

                Common Stock                     8,094,330

                Class B Common Stock        2,998,390

  8.    Shared Voting Power

                Common Stock                     3,547,800

                Class B Common Stock        3,151,766

  9.    Sole Dispositive Power

                Common Stock                     8,094,330

                Class B Common Stock        2,998,390

10.    Shared Dispositive Power

                Common Stock                     3,547,800

                Class B Common Stock        3,151,766

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock 11,642,130 Class B Common Stock 6,150,156

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) Common Stock 36.5% Class B Common Stock 12.6%

14.	Type of Reporting Person* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A

CUSIP No. 448947101

CUSIP No. 448947309

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) Deborah Jonas

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

  8.    Shared Voting Power

                Common Stock                     3,528,230

                Class B Common Stock        2,903,088

  9.    Sole Dispositive Power

10.    Shared Dispositive Power

                Common Stock                     3,528,230

                Class B Common Stock        2,903,088

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock 3,528,230 Class B Common Stock 2,903,088

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) Common Stock 14.8% Class B Common Stock 5.9%

14.	Type of Reporting Person* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A

CUSIP No. 448947101

CUSIP No. 448947309

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) The Jonas Family Limited Partnership

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power Common Stock 19,570 Class B Common Stock 19,570 9. Sole Dispositive Power 10. Shared Dispositive Power Common Stock 19,570 Class B Common Stock 19,570

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock 19,570 Class B Common Stock 19,570

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) Common Stock 0.09% Class B Common Stock 0.04%

14.	Type of Reporting Person* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A

CUSIP No. 448947101

CUSIP No. 448947309

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) Trust for the Benefit of David Jonas Under Article 4 of the Howard S. Jonas 1996 Annuity Trust Agreement

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power Common Stock 212,886 Class B Common Stock 212,886 9. Sole Dispositive Power 10. Shared Dispositive Power Common Stock 212,886 Class B Common Stock 212,886

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock 212,886 Class B Common Stock 212,886

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) Common Stock 1.0% Class B Common Stock 0.4%

14.	Type of Reporting Person* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A

CUSIP No. 448947101

CUSIP No. 448947309

1.	Name of Reporting Person I.R.S. Identification No. of above person (Entities only) Trust for the Benefit of Jonathan Jonas Under Article 4 of the Howard S. Jonas 1996 Annuity Trust Agreement

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power Common Stock 212,886 Class B Common Stock 212,886 9. Sole Dispositive Power 10. Shared Dispositive Power Common Stock 212,886 Class B Common Stock 212,886

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock 212,886 Class B Common Stock 212,886

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) Common Stock 1.0% Class B Common Stock 0.4%

14.	Type of Reporting Person* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A

CUSIP No. 448947101

CUSIP No. 448947309

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) Trust for the Benefit of Joseph Jonas Under Article 4 of the Howard S. Jonas 1996 Annuity Trust Agreement

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power Common Stock 212,886 Class B Common Stock 212,886 9. Sole Dispositive Power 10. Shared Dispositive Power Common Stock 212,886 Class B Common Stock 212,886

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock 212,886 Class B Common Stock 212,886

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) Common Stock 1.0% Class B Common Stock 0.4%

14.	Type of Reporting Person* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A

CUSIP No. 448947101

CUSIP No. 448947309

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) Trust for the Benefit of Leora Jonas Under Article 4 of the Howard S. Jonas 1996 Annuity Trust Agreement

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power Common Stock 212,886 Class B Common Stock 212,886 9. Sole Dispositive Power 10. Shared Dispositive Power Common Stock 212,886 Class B Common Stock 212,886

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock 212,886 Class B Common Stock 212,886

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) Common Stock 1.0% Class B Common Stock 0.4%

14.	Type of Reporting Person* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A

CUSIP No. 448947101

CUSIP No. 448947309

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) Trust for the Benefit of Michael Jonas Under Article 4 of the Howard S. Jonas 1996 Annuity Trust Agreement

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power Common Stock 212,886 Class B Common Stock 212,886 9. Sole Dispositive Power 10. Shared Dispositive Power Common Stock 212,886 Class B Common Stock 212,886

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock 212,886 Class B Common Stock 212,886

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) Common Stock 1.0% Class B Common Stock 0.4%

14.	Type of Reporting Person* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A

CUSIP No. 448947101

CUSIP No. 448947309

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) Trust for the Benefit of Rachel Jonas Under Article 4 of the Howard S. Jonas 1996 Annuity Trust Agreement

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power Common Stock 212,886 Class B Common Stock 212,886 9. Sole Dispositive Power 10. Shared Dispositive Power Common Stock 212,886 Class B Common Stock 212,886

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock 212,886 Class B Common Stock 212,886

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) Common Stock 1.0% Class B Common Stock 0.4%

14.	Type of Reporting Person* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A

CUSIP No. 448947101

CUSIP No. 448947309

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) Trust for the Benefit of Samuel Jonas Under Article 4 of the Howard S. Jonas 1996 Annuity Trust Agreement

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power Common Stock 212,886 Class B Common Stock 212,886 9. Sole Dispositive Power 10. Shared Dispositive Power Common Stock 212,886 Class B Common Stock 212,886

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock 212,886 Class B Common Stock 212,886

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) Common Stock 1.0% Class B Common Stock 0.4%

14.	Type of Reporting Person* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A

CUSIP No. 448947101

CUSIP No. 448947309

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) Trust for the Benefit of Tamar Jonas Under Article 4 of the Howard S. Jonas 1996 Annuity Trust Agreement

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power Common Stock 212,886 Class B Common Stock 212,886 9. Sole Dispositive Power 10. Shared Dispositive Power Common Stock 212,886 Class B Common Stock 212,886

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock 212,886 Class B Common Stock 212,886

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) Common Stock 1.0% Class B Common Stock 0.4%

14.	Type of Reporting Person* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A

CUSIP No. 448947101

CUSIP No. 448947309

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) Howard S. Jonas 1998 Annuity Trust

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power Common Stock – Class B Common Stock 229,108 9. Sole Dispositive Power 10. Shared Dispositive Power Common Stock – Class B Common Stock 229,108

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock – Class B Common Stock 229,108

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) Common Stock – Class B Common Stock 0.5%

14.	Type of Reporting Person* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A

CUSIP No. 448947101

CUSIP No. 448947309

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) The Jonas Foundation

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

  8.    Shared Voting Power

            Common Stock                     1,825,142

            Class B Common Stock        1,200,000

  9.    Sole Dispositive Power

10.    Shared Dispositive Power

            Common Stock                     1,825,142

            Class B Common Stock        1,200,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock 1,825,142 Class B Common Stock 1,200,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) Common Stock 8.3% Class B Common Stock 2.5%

14.	Type of Reporting Person* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A

This Amendment No. 3 (this “Amendment”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on May 19, 1998, as amended by Amendment No. 1 thereto filed with the Commission on October 23, 1998 and by Amendment No. 2 thereto filed with the Commission on March 26, 1999 (as amended, the “Schedule 13D”).

Item 1.	Security and Issuer.

This Amendment relates to the common stock, par value $0.01 per share (“Common Stock”), and the Class B common stock, par value $0.01 per share (“Class B Common Stock”), of IDT Corporation (“IDT”). The principal executive offices of IDT are located at 520 Broad Street, Newark, New Jersey 07102.

Item 2.	Identity and Background.

(a), (b), (c) and (f)

This Amendment is being filed jointly by Howard S. Jonas, Deborah Jonas, The Jonas Family Limited Partnership, the Trust for David Jonas Under Article 4 of the Howard S. Jonas 1996 Annuity Trust Agreement, the Trust for Jonathan Jonas Under Article 4 of the Howard S. Jonas 1996 Annuity Trust Agreement, the Trust for Joseph Jonas Under Article 4 of the Howard S. Jonas 1996 Annuity Trust Agreement, the Trust for Leora Jonas Under Article 4 of the Howard S. Jonas 1996 Annuity Trust Agreement, the Trust for Michael Jonas Under Article 4 of the Howard S. Jonas 1996 Annuity Trust Agreement, the Trust for Rachel Jonas Under Article 4 of the Howard S. Jonas 1996 Annuity Trust Agreement, the Trust for Samuel Jonas Under Article 4 of the Howard S. Jonas 1996 Annuity Trust Agreement, the Trust for Tamar Jonas Under Article 4 of the Howard S. Jonas 1996 Annuity Trust Agreement (the foregoing trusts, collectively, the “Trusts Under Article 4 of the Howard S. Jonas 1996 Annuity Trust Agreement”), the Howard S. Jonas 1998 Annuity Trust and The Jonas Foundation (collectively, the “Reporting Persons”).

The business address of each of the Reporting Persons other than Deborah Jonas is 520 Broad Street, Newark, New Jersey 07102. The business address of Deborah Jonas is c/o The Jonas Foundation, 520 Broad Street, Newark, New Jersey 07102.

Mr. Jonas is the Chairman of the Board, founder and controlling shareholder of IDT, trustee of the Howard S. Jonas 1998 Annuity Trust and co-trustee of The Jonas Foundation and each of the Trusts Under Article 4 of the Howard S. Jonas 1996 Annuity Trust Agreement. Mr. Jonas is a citizen of the United States of America.

Ms. Jonas is co-trustee of The Jonas Foundation and each of the Trusts Under Article 4 of the Howard S. Jonas 1996 Annuity Trust Agreement. She is a citizen of the United States of America.

The Jonas Family Limited Partnership was organized under the laws of the State of New Jersey. Each of the Trusts Under Article 4 of the Howard S. Jonas 1996 Annuity Trust Agreement and the Howard S. Jonas 1998 Annuity Trust was organized under the laws of the State of New York. The business of each of the Trusts Under Article 4 of the Howard S. Jonas Annuity Trust Agreement and of the Howard S. Jonas 1998 Annuity Trust

is to hold certain assets for the benefit of Mr. Jonas and members of his family.

The Jonas Foundation is a charitable foundation under Section 501(c)(3) of the Internal Revenue Code of 1986 and is governed by the laws of the state of New York. The Jonas Foundation is controlled by Mr. Jonas and Ms. Jonas, its sole trustees.

(d) and (e)

During the last five years, none of the Reporting Persons or none of the general partners or trustees of the Reporting Persons has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The matters set forth in item 4 of this Amendment are incorporated in this Item 3 by reference as if fully set forth herein.

Item 4.	Purpose of Transaction.

The following transactions are reflected in this Amendment:

1) On June 13, 2003, IDT transferred to The Jonas Foundation 2,412,571 shares of Common Stock (which were previously held as treasury stock) in exchange for 2,412,571 shares of Class A Common Stock, par value $0.01 per share, of IDT (“Class A Common Stock”).

2) On June 17, 2003, pursuant to an Exchange Agreement, dated as of such date, by and between IDT and Mr. Jonas (the “Exchange Agreement”), IDT exchanged 2,412,571 shares of Class A Common Stock, which were held as treasury stock following the transaction described above, for 2,412,571 shares of Class B Common Stock held by Mr. Jonas.

3) On June 19, 2003, The Jonas Foundation sold 587,429 shares of Common Stock and 572,571 shares of Class B Common Stock in broker transactions on the New York Stock Exchange at an average sale price per share of $17.5 and $17.3, respectively.

Except as described herein, none of the Reporting Persons has any plan or proposal that relates to or would result in:

(a)	the acquisition by any person of additional securities of IDT, or the disposition of securities of IDT;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving IDT or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of IDT or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of IDT;

(e)	any material change in the present capitalization or dividend policy of IDT;

(f)	any other material change in IDT’s business or corporate structure;

(g)	changes in IDT’s charter, bylaws or instruments corresponding thereto or actions which may impede the acquisition of control of IDT by any person;

(h)	causing a class of securities of IDT to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of IDT becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated in (a)-(i) above.

Item 5.	Interest in Securities of the Issuer.

As of the date of this Amendment, the Reporting Persons beneficially owned the following number and percentage of IDT’s Common Stock and Class B Common Stock:

	NUMBER OF SHARES[1]		PERCENTAGE OF CLASS
Howard S. Jonas
Common Stock	11,642,130	[2]	36.5%
Class B Common Stock	6,150,156		12.6%

Deborah Jonas
Common Stock	3,528,230		14.8%
Class B Common Stock	2,903,088		5.9%

The Jonas Family Limited Partnership
Common Stock	19,570	[3]	0.09%
Class B Common Stock	19,570		0.04%

[1]	On May 31, 2001, IDT issued a stock dividend of one share of Class B Common Stock with respect to each outstanding share of Common Stock and Class A Common Stock then outstanding.
[2]	Includes 9,816,988 shares of Class A Common Stock which are convertible, at any time and at the option of the holder thereof, into shares of Common Stock on a one-for-one basis.

	NUMBER OF SHARES[1]		PERCENTAGE OF CLASS
Trust for the Benefit of David Jonas Under Article 4 of the Howard S. Jonas 1996 Annuity Trust Agreement[4]
Common Stock	212,886	[3]	1.0%
Class B Common Stock	212,886		0.4%

Trust for the Benefit of Jonathan Jonas Under Article 4 of the Howard S. Jonas 1996 Annuity Trust Agreement[4]
Common Stock	212,886	[3]	1.0%
Class B Common Stock	212,886		0.4%

Trust for the Benefit of Joseph Jonas Under Article 4 of the Howard S. Jonas 1996 Annuity Trust Agreement[4]
Common Stock	212,886	[3]	1.0%
Class B Common Stock	212,886		0.4%

Trust for the Benefit of Leora Jonas Under Article 4 of the Howard S. Jonas 1996 Annuity Trust Agreement[4]
Common Stock	212,886	[3]	1.0%
Class B Common Stock	212,886		0.4%

Trust for the Benefit of Michael Jonas Under Article 4 of the Howard S. Jonas 1996 Annuity Trust Agreement[4]
Common Stock	212,886	[3]	1.0%
Class B Common Stock	212,886		0.4%

Trust for the Benefit of Rachel Jonas Under Article 4 of the Howard S. Jonas 1996 Annuity Trust Agreement[4]
Common Stock	212,886	[3]	1.0%
Class B Common Stock	212,886		0.4%

Trust for the Benefit of Samuel Jonas Under Article 4 of the Howard S. Jonas 1996 Annuity Trust Agreement[4]
Common Stock	212,886	[3]	1.0%
Class B Common Stock	212,886		0.4%

[3]	Represents shares of Class A Common Stock which are convertible, at any time and at the option of the holder thereof, into shares of Common Stock on a one-for-one basis.
[4]	On June 21, 2001, the Howard S. Jonas 1996 Annuity Trust distributed 1,254,466 shares of Class A Common Stock and 1,254,466 shares of Class B Common Stock to Mr. Jonas and 212,886 shares of Class A Common Stock and 212,886 shares of Class B Common Stock to each of the Trusts Under Article 4 of the Howard S. Jonas 1996 Annuity Trust Agreement.

	NUMBER OF SHARES[1]		PERCENTAGE OF CLASS
Trust for the Benefit of Tamar Jonas Under Article 4 of the Howard S. Jonas 1996 Annuity Trust Agreement[4]
Common Stock	212,886	[3]	1.0%
Class B Common Stock	212,886		0.4%

Howard S. Jonas 1998 Annuity Trust[5]
Common Stock	–		–
Class B Common Stock	229,108		0.5%

The Jonas Foundation
Common Stock	1,825,142		8.3%
Class B Common Stock	1,200,000		2.3%

[5]	In June 2003, the Howard S. Jonas 1998 Annuity Trust distributed 230,619 shares of Class A Common Stock and 376,031 shares of Class B Common Stock to Mr. Jonas.

Mr. Jonas has the sole power to cast or to direct the casting of three votes per share on 8,094,330 shares of Class A Common Stock (which are convertible, at any time and at the option of the holder thereof, into shares of Common Stock on a one-for-one basis) and one-tenth of a vote per share on 2,998,390 shares of Class B Common Stock he directly owns, and has the sole power to dispose or to direct the disposition of such shares. Mr. Jonas has the shared power to cast or to direct the casting of three votes per share on 1,722,658 shares of Class A Common Stock and one-tenth of a vote per share on 1,951,766 shares of Class B Common Stock he beneficially owns through The Jonas Family Limited Partnership, each of the Trusts Under Article 4 of the Howard S. Jonas 1996 Annuity Trust Agreement and the Howard S. Jonas 1998 Annuity Trust, and has the shared power to dispose or to direct the disposition of such shares. Mr. Jonas is the general partner of The Jonas Family Limited Partnership, co-trustee of each the Trusts Under Article 4 of the Howard S. Jonas 1996 Annuity Trust Agreement and the Trustee of Howard S. Jonas 1998 Annuity Trust. Mr. Jonas has the shared power to cast or direct the casting of one vote per share on 1,825,142 shares of Common Stock and one-tenth of a vote per share on 1,200,000 shares of Class B Common Stock he beneficially owns through The Jonas Foundation, and has the shared power to dispose or direct the disposition of such shares. Mr. Jonas is the co-trustee of The Jonas Foundation.

Ms. Jonas has the shared power to cast or to direct the casting of one vote per share on the shares of Common Stock and one-tenth of a vote per share on the shares of Class B Common Stock held by The Jonas Foundation, and has the shared power to dispose or to direct the disposition of such shares. Ms. Jonas has the shared power to cast or to direct the casting of three votes per shares on the shares of Class A Common Stock and one-tenth of a vote per share on the shares of Class B Common Stock held by each of the Trusts Under Article 4 of the Howard S. Jonas 1996 Annuity Trust Agreement. Ms. Jonas is the co-trustee of The Jonas Foundation and each of the Trusts Under Article 4 of the Howard S. Jonas 1996 Annuity Trust Agreement.

Each of The Jonas Family Limited Partnership, the Trusts Under Article 4 of the Howard S. Jonas 1996 Annuity Trust Agreement and the Howard S. Jonas 1998 Annuity Trust shares with Mr. Jonas the power to cast or to direct the casting of three votes per share on the respective number of shares of Class A Common Stock and one-tenth of a vote per share on the respective number of shares of Class B Common Stock each of them beneficially owns, and shares the power to dispose or to direct the disposition of such shares.

The Jonas Foundation has the shared power to cast or to direct the casting of one vote per share on the shares of Common Stock and one-tenth of a vote per share on the shares of Class B Common Stock it beneficially owns, and has the shared power to dispose or to direct the disposition of such shares.

(c) Except as described in Item 4 and this Item 5, no transactions in the Common Stock or Class B Common Stock were effected by any of the Reporting Persons during the 60 days prior to the date of this Amendment.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The matters set forth in item 4 of this Amendment are incorporated in this Item 6 by reference as if fully set forth herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Exchange Agreement, dated as of June 17, 2003, by and between IDT and Howard S. Jonas.

Exhibit 2	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: June 23, 2003

/S/ HOWARD S. JONAS

Howard S. Jonas

/S/ DEBORAH JONAS

Deborah Jonas

THE JONAS FAMILY LIMITED PARTNERSHIP

By:	/S/ HOWARD S. JONAS
Name:	Howard S. Jonas
Title:	General Partner

TRUST FOR THE BENEFIT OF DAVID JONAS UNDER ARTICLE 4 OF THE HOWARD S. JONAS 1996 ANNUITY TRUST AGREEMENT

By:	/S/ HOWARD S. JONAS
Name:	Howard S. Jonas
Title:	Trustee

By:	/S/ DEBORAH JONAS
Name:	Deborah Jonas
Title:	Trustee

TRUST FOR THE BENEFIT OF JONATHAN JONAS UNDER ARTICLE 4 OF THE HOWARD S. JONAS 1996 ANNUITY TRUST AGREEMENT

By:	/S/ HOWARD S. JONAS
Name:	Howard S. Jonas
Title:	Trustee

By:	/S/ DEBORAH JONAS
Name:	Deborah Jonas
Title:	Trustee

TRUST FOR THE BENEFIT OF JOSEPH JONAS UNDER ARTICLE 4 OF THE HOWARD S. JONAS 1996 ANNUITY TRUST AGREEMENT

By:	/S/ HOWARD S. JONAS
Name:	Howard S. Jonas
Title:	Trustee

By:	/S/ DEBORAH JONAS
Name:	Deborah Jonas
Title:	Trustee

TRUST FOR THE BENEFIT OF LEORA JONAS UNDER ARTICLE 4 OF THE HOWARD S. JONAS 1996 ANNUITY TRUST AGREEMENT

By:	/S/ HOWARD S. JONAS
Name:	Howard S. Jonas
Title:	Trustee

By:	/S/ DEBORAH JONAS
Name:	Deborah Jonas
Title:	Trustee

TRUST FOR THE BENEFIT OF MICHAEL JONAS UNDER ARTICLE 4 OF THE HOWARD S. JONAS 1996 ANNUITY TRUST AGREEMENT

By:	/S/ HOWARD S. JONAS
Name:	Howard S. Jonas
Title:	Trustee

By:	/S/ DEBORAH JONAS
Name:	Deborah Jonas
Title:	Trustee

TRUST FOR THE BENEFIT OF RACHEL JONAS UNDER ARTICLE 4 OF THE HOWARD S. JONAS 1996 ANNUITY TRUST AGREEMENT

By:	/S/ HOWARD S. JONAS
Name:	Howard S. Jonas
Title:	Trustee

By:	/S/ DEBORAH JONAS
Name:	Deborah Jonas
Title:	Trustee

TRUST FOR THE BENEFIT OF SAMUEL JONAS UNDER ARTICLE 4 OF THE HOWARD S. JONAS 1996 ANNUITY TRUST AGREEMENT

By:	/S/ HOWARD S. JONAS
Name:	Howard S. Jonas
Title:	Trustee

By:	/S/ DEBORAH JONAS
Name:	Deborah Jonas
Title:	Trustee

TRUST FOR THE BENEFIT OF TAMAR JONAS UNDER ARTICLE 4 OF THE HOWARD S. JONAS 1996 ANNUITY TRUST AGREEMENT

By:	/S/ HOWARD S. JONAS
Name:	Howard S. Jonas
Title:	Trustee

By:	/S/ DEBORAH JONAS
Name:	Deborah Jonas
Title:	Trustee
HOWARD S. JONAS 1998 ANNUITY TRUST

By:	/S/ HOWARD S. JONAS

Name:	Howard S. Jonas
Title:	Trustee

THE JONAS FOUNDATION

By:	/S/ HOWARD S. JONAS
Name:	Howard S. Jonas
Title:	Trustee

By:	/S/ DEBORAH JONAS
Name:	Deborah Jonas
Title:	Trustee